Filed by MoneyLion Inc.

(Commission File No.: 001-39346)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MoneyLion Inc.

(Commission File No.: 001-39346

The following is an extract of a transcript of an interview with Diwakar Choubey, the Chief Executive Officer of MoneyLion Inc. (“MoneyLion”), conducted on December 23, 2024, on CNBC’s Fast Money. A link to the interview is here: https://www.youtube.com/watch?v=u9gEtLQTgKk

Dominic Chu: FinTech platform MoneyLion coming into the spotlight, partnering with new show Beast Games on Prime Video; viewers can enter for a chance to win a slice of a $4.2 million giveaway. The show has helped propel MoneyLion to the number one free finance app in the iOS App Store. This is also coming on the heels of Gen Digital’s plans to acquire the company for roughly a billion dollars. The deal is set to close in Gen Digital’s fiscal 2026. For more on the story, let’s bring in - for - on MoneyLion. Let’s bring in CEO Dee Choubey. He joins us now here on set, and thank you for being with us on Fast Money. We love having guys who have an insight into these kind of new emerging technologies. So let’s take us through the MoneyLion story and why this whole deal with Mr. Beast could be a massive game changer, not just for your company, but just for FinTech overall.

Dee Choubey: Well, first of all, thanks for having me. I started MoneyLion in 2013 with a vision to be in the hands of 30, 40 million Americans, helping them make better financial decisions. MoneyLion is a consumer finance marketplace, right? So we help consumers pick their best credit card, their best personal loan, their best mortgage. We have first party products like our digital wallet. And if you think about FinTech and the evolution over the last 10 years, the reason we exist is because the incumbent financial institutions sometimes make these financial decision-making a little bit tougher on the everyday household. So if you think about where we are in our evolution, we wanted to get scale, right? So if you look at Mr. Beast, Jimmy Donaldson, he’s got 600 million followers, right? The first episode, we partner with him and Amazon for Beast Games, and while people are having fun and playing these games, let’s also educate them about financial wellness, about how do you open your first investment account? How do you think about dollar-cost averaging? How do you think about retirement? How do you think about the next best financial product for you? And what we realized was that it was a perfect complement that for millions of Americans who self-identify as struggling with finances, putting a financial services, a financial literacy content platform, right in front of them while they’re getting entertained, is probably the best way to drive positive financial outcomes. And we love the scale. So, number one FinTech app, 90 million views on the first episode, right? So, we met all four objectives from a KPI perspective, and in the meantime, we introduced our brand at a scale that we hadn’t done in our 13 years of existence.

Dominic Chu: That’s some crazy visibility.

Dan Nathan: Well, it’s funny. I watched the first episode. It was actually pretty entertaining. I don’t mean actually, but it was really interesting. The product integration was really interesting, too. But Dee talk about this; let’s not bury the lead here. So about a couple weeks ago, your company got bought. So, when I think about what’s going on over the last few years, it was kind of like a FinTech winter. We saw another deal, I think, over the last week or so, too. Talk to us a little bit about why some of these interests are stirring a little bit. Why now?

Dee Choubey: Now, if you look back to 2020 and 2021, the pandemic really propelled financial technology. We solve solutions for millions of Americans when the money center banks were a little bit on the sidelines, right? That’s been the story through the GFC, and that was a story of the pandemic. And that opened up the IPO markets. So a lot of financial technology companies either used a SPAC or they went directly and listed themselves on the NASDAQ and the NYSE. We did as well. And then after that, with the interest rates going up precipitously, the ZIRP environment ending, a lot of these financial technology companies that – they really kind of relied on either private capital or newfound public capital to grow, all of a sudden had to find religion of profitability very fast. And they were, for the most part, left for the dead, right? So you know, you saw companies getting an 80%, 90% drawdown in their share prices. That happened to us. But what it forced us to do was really use the last three years to get to profitability, get the right operating margin, get the right customer segmentation. So you could ultimately bring back to shareholders an incredibly profitable financial profile. So we were growing 20 to 30%, at increasing margins. And once that happens, it opens up the aperture. It increases the surface area for a lot of optionality. You could stay public yourself, you could … you could merge, you could partner, you could do different deals. You could scale the business that way. And I think that’s really where we are in the inflection point of the FinTech evolution, if you will.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of MoneyLion and Gen Digital Inc. (“Gen Digital”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of MoneyLion, Gen Digital or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approval, the approval by MoneyLion’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the possibility that the milestone may not be met and that payment may not be made with respect to the contingent value rights;

•	the possibility that the contingent value rights may not meet the applicable listing requirements or be accepted for listing on the Nasdaq Stock Market LLC;

•	the outcome of any legal proceedings that may be instituted against MoneyLion or Gen Digital or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which MoneyLion or Gen Digital operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of MoneyLion’s or Gen Digital’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in MoneyLion’s or Gen Digital’s share price before closing;

•	risks relating to the potential dilutive effect of shares of Gen Digital’s common stock that may be issued pursuant to certain contingent value rights issued in connection with the proposed transaction;

•	other factors that may affect future results of MoneyLion, Gen Digital or the combined company.

These factors are not necessarily all of the factors that could cause MoneyLion’s, Gen Digital’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm MoneyLion’s, Gen Digital’s or the combined company’s results.

Although each of MoneyLion and Gen Digital believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of MoneyLion or Gen Digital will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in MoneyLion’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023, quarterly reports on Form 10-Q, and other documents subsequently filed by MoneyLion with the Securities Exchange Commission (the “SEC”) and Gen Digital’s most recent annual report on Form 10-K for the fiscal year ended March 29, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by Gen Digital with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on MoneyLion, Gen Digital or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and MoneyLion and Gen Digital undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Gen Digital intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the contingent value rights to be issued by Gen Digital in connection with the proposed transaction and that will include a proxy statement of MoneyLion and a prospectus of Gen Digital (the “Proxy Statement/Prospectus”), and each of MoneyLion and Gen Digital may file with the SEC other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be sent to the stockholders of MoneyLion to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF MONEYLION ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MONEYLION, GEN DIGITAL AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about MoneyLion and Gen Digital, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from MoneyLion by accessing MoneyLion’s website at https://investors.moneylion.com or from Gen Digital by accessing Gen Digital’s website at https://investor.gendigital.com/overview/default.aspx. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Sean Horgan, Head of Investor Relations, at shorgan@moneylion.com, or by calling (332) 258-7621, or to Gen Digital by directing a request to Gen Digital’s Investor Relations department at 60 East Rip Salado Parkway, Suite 1000, Tempe, AZ 85281 or by calling (650) 527-8000 or emailing IR@gendigital.com. The information on MoneyLion’s or Gen Digital’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

MoneyLion, Gen Digital and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of MoneyLion in connection with the proposed transaction. Information about the interests of the directors and executive officers of MoneyLion and Gen Digital and other persons who may be deemed to be participants in the solicitation of stockholders of MoneyLion in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of MoneyLion and their ownership of MoneyLion common stock and MoneyLion’s transactions with related persons is also set forth in the sections entitled “Executive Officers,” “Corporate Governance,” “Certain Relationships and Related Party Transactions,” “Executive and Director Compensation” and “Beneficial Ownership of Securities” included in the definitive proxy statement for MoneyLion’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 29, 2024. Information about the directors and executive officers of MoneyLion, their ownership of MoneyLion common stock, and MoneyLion’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in MoneyLion’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on March 7, 2024. Information about the directors and executive officers of Gen Digital, their ownership of Gen Digital common stock, and Gen Digital’s transactions with related persons is set forth in the sections entitled “Corporate Governance,” “The Board and Its Committees,” “Director Nominations and Communication with Directors,” “Our Executive Officers,” “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation and Related Information,” and “Certain Relationships and Related Transactions” included in Gen Digital’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on July 29, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.